

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2024

Zvi Glasman
Chief Financial Officer
PetIQ, Inc.
230 E. Riverside Drive
Eagle, Idaho 83616

> **Re: PetIQ, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-38163**

Dear Zvi Glasman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services